

05044140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm 11/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.



SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2005
WASH. D.C.
213
SECTION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Bridges (617) 624-8829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nardella & Taylor, LLP
(Name – *if individual, state last, first, middle name*)

24 Hartwell Avenue (Address) Lexington (City) MA (State) 02420 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
JAN 25 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Richard J. DeAgazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARIE KENNEDY
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 4/6/12

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Securities, Inc.:

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nardella + Taylor, LLP

Lexington, Massachusetts
November 2, 2005

BOSTON CAPITAL SECURITIES, INC.

Statement of Financial Condition

September 30, 2005

Assets

Current assets:		
Cash	$	80,812
Receivable from affiliate		100,000
Deferred tax asset		12,331
Total current assets		193,143
Other assets:		
Marketable securities		74
Deposits		500
Total other assets		574
Total assets	$	193,717

Liabilities and Stockholders' Equity

Current liabilities:		
Commissions payable - affiliate	$	28,853
Accrued expenses		11,421
Total current liabilities		40,274
Stockholders' equity:		
Common stock, $.01 par value; Authorized 300,000 shares; issued 1,000 shares		10
Additional paid-in capital		16,490
Retained earnings		140,419
Accumulated other comprehensive income		(3,226)
		153,693
Less 250 shares of treasury stock, at cost		250
Total stockholders' equity		153,443
Total liabilities and stockholders' equity	$	193,717

The accompanying notes are an integral part of these financial statements.

BOSTON CAPITAL SECURITIES, INC.

Statement of Income

Year Ended September 30, 2005

Revenue:	
Dealer-manager fees	$ 766,298
Selling commissions	4,414,850
Total revenue	5,181,148
Expenses:	
Commissions	4,414,850
Administrative reimbursements - affiliate	536,476
Professional fees	126,845
Marketing expenses	58,858
Broker/dealer, agent fees and other	31,722
Total expenses	5,168,751
Net income from operations	12,397
Other miscellaneous income	2,262
Income before provision for income taxes	14,659
Provision for income taxes	4,306
Net income	$ 10,353

The accompanying notes are an integral part of these financial statements.

BOSTON CAPITAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at September 30, 2004	$ 10	$ 16,490	$ 130,066	$ (250)	$ (3,226)	$ 143,090
Net income	-	-	10,353	-	-	10,353
Balance at September 30, 2005	$ 10	$ 16,490	$ 140,419	$ (250)	$ (3,226)	$ 153,443

The accompanying notes are an integral part of these financial statements.

BOSTON CAPITAL SECURITIES, INC.

Statement of Cash Flows

Year Ended September 30, 2005

Cash flows from operating activities:		
Net income	$	10,353
Adjustments to reconcile net income to net cash used by operating activities:		
(Increase) decrease in:		
Receivables from affiliates		206,720
Deferred tax asset		3,804
Increase (decrease) in:		
Commissions payable		(252,020)
Commissions payable - affiliate		(17,247)
Accrued expenses		(45,661)
Net cash used by operating activities		(94,051)
Cash at beginning of year		174,863
Cash at end of year	$	80,812

The accompanying notes are an integral part of these financial statements.

BOSTON CAPITAL SECURITIES, INC.

Notes to Financial Statements

September 30, 2005

(1) Nature of Business

Boston Capital Securities, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering two types of investments which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the "Fund"). Investors in the Fund receive low income and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a real estate investment trust (the "REIT"). It is expected that investors in the REIT will receive quarterly cash dividends and achieve some level of long term capital appreciation.

(2) Summary of Significant Accounting Policies

Revenue Recognition

The Company earns selling commissions and dealer-manager fees in connection with the sale of interests in the investments. The commissions and fees are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable expense allowance equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. The allowance is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash, receivables, payables and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

(2) Summary of Significant Accounting Policies (continued)

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2005, the Company's balance was fully insured.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

The Company has adopted SFAS 130 as required by the Financial Accounting Standards Board. SFAS 130 requires that securities that are available for sale be presented at market value on the balance sheet. Unrealized gains and losses are recognized as a separate component of stockholders' equity.

(3) Income Taxes

The provision for income taxes for the year ended September 30, 2005 is comprised of the following:

	Federal	State	Total
Current tax expense	$ -	$ 502	$ 502
Benefit of loss carryforwards	-	-	-
Net current tax expense	-	502	502
Deferred tax expense	2,238	1,566	3,804
Income tax expense	$ 2,238	$ 2,068	$ 4,306

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 2005 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes.

(3) Income Taxes (continued)

The Company has a federal loss carryforward that may be used to against future federal taxable income. If not used, the carryforward will expire September 30, 2021. The loss carryforward at September 30, 2005 totaled $6,868.

(4) Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of September 30, 2005, Boston Capital Securities, Inc. had a "net capital" requirement of $5,000 whereas its actual "net capital" was $40,538. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 0.99 to 1 as of September 30, 2005.

(5) Related Party Transactions

The Company acts as a dealer/manager in security transactions for affiliates and sells investments brokered by its affiliates. All dealer-manager fee income and commission income from the sale of securities by employees of affiliated companies are derived from affiliated companies under common control. During the fiscal year ended September 30, 2005 the Company earned income from affiliated companies as follows:

Dealer-manager fee income	$	766,298
Commission income		41,905
Total income from affiliates	$	808,203

The commission income earned by the Company is reimbursed to an affiliate to cover payroll and related benefits. During the fiscal year ended September 30, 2005, the Company expensed $41,905 in sales commissions on sales generated by employees of the affiliate of which $28,853 was accrued on September 30, 2005.

(5) Related Party Transactions (continued)

All accounting, clerical and other management services as well as office facilities expenses are shared with and paid by affiliated companies. During the fiscal year ended September 30, 2005, the Company was charged for administrative expenses by affiliated companies as follows:

Salaries and benefits, including administrative support	$	475,300
Rent and utilities		24,886
General overhead and office supplies		36,290
Total administrative reimbursements	$	536,476

At September 30, 2005, an affiliate owed the Company $100,000 for reimbursement of certain administrative expenses charged to the Company by the affiliate.

(6) Commitments and Contingencies

The National Association of Securities Dealers (the "NASD") Corporate Financing Department and the Boston district office have requested information and documents relating to the offering and sale of certain investments by the Company. These requests relate, among other things, to (i) the compensation that the Company received in connection with the sale of certain investments from 2002 through 2005, (ii) the adequacy of the Company's review and records with respect to certain sales of investments conducted by employees of affiliates of the Company, and (iii) the adequacy of the regulatory approvals obtained by the Company in connection with the sale and distribution of certain investments. According to the Company's in house and outside legal counsel, the Company has provided the requested information and documentation to the NASD staff. Management of the Company, after consultation with outside legal counsel, believes that a resolution of this matter may result in additional costs being incurred by the Company and/or and affiliate but an exact amount or range is unknown. Accordingly, the Company has not accrued any liability related to this matter.

(7) Treasury Stock

Treasury stock of 250 shares, valued at $250, is stated at cost.

BOSTON CAPITAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

September 30, 2005

Aggregate indebtedness	$	40,274
Net worth:		
Common stock	$	10
Additional paid-in capital		16,490
Retained earnings		140,419
Accumlated other comprehensive income		(3,226)
Treasury stock		(250)
Total net worth		153,443
Deduct nonallowable assets:		
Deferred tax asset		12,331
Other affiliate receivable		100,000
Other assets		74
Deposits		500
Total nonallowable assets		112,905
Net capital		40,538
Minimum net capital requirement to be maintained		5,000
Net capital in excess of requirements	$	35,538
Ratio of aggregate indebtedness to net capital		0.99 to 1

The independent auditors' report should be read with this supplementary schedule.



NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

The Board of Directors
Boston Capital Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Boston Capital Securities, Inc. (the Company) for the year ended September 30, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons;
(ii) Recordation of differences required by rule 17a-13;
(iii)Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Nardella + Taylor, LLP

Lexington, Massachusetts
November 2, 2005